SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                 Hybridon, Inc.
             -----------------------------------------------------
                                (Name of Issuer)


                             Common Stock - Equity
             -----------------------------------------------------
                         (Title of Class of Securities)

                               44860M801 (common)
             -----------------------------------------------------
                                 (CUSIP Number)

                                December 31, 1999
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               |X| Rule 13d-1 (b)
                               |_| Rule 13d-1 (c)
                               |_| Rule 13d-1 (d)

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44860M801                   13G                      Page 1 of 6 Pages

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       The Guardian Life Insurance Company of America
          13-2656036

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [X]
                                                             (b)  [ ]

--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       7 Hanover Square
       New York, New York  10004


--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            109,179(1)
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             3,353(2) (See page 2)
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             109,179
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
                       3,353 (See pages 2 and 3)

--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       112,532 (109,179(1) + 3,353(2))
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       See below
--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       14.0% (If Warrants exercised 16.75%)

--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

       IC


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Plus 353,316 Class D warrants (CUSIP: 44860M124) and 252,101 Class A warrants (CUSIP: 44860M116) convertible at a ratio of 1:23.529

(2)   Plus 18,596 Class A warrants convertible at a ratio of 1:23.529

CUSIP No. 44860M801                  13G                       Page 2 of 6 Pages

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       The Guardian Life Insurance Company of America
          Master Pension Trust

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       7 Hanover Square
       New York, New York  10004


--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             3,353(1) (See page 1)
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
                       3,353(1) (See page 1)

--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       112,532 (109,179(1) + 3,353(2))
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       14.0% (If warrants exercised, 16.75%)

--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

       EP


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Plus 353,316 Class D warrants (CUSIP: 44860M124) and 252,101 Class A warrants (CUSIP: 44860M116) convertible at a ratio of 1:23.529

(2)   Plus 18,596 Class A warrants convertible at a ratio of 1:23.529

                                                               Page 3 of 6 Pages

Item 1.     (a)   Hybridon, Inc.

            (b)   155 Fortune Blvd., Milford, MA 01757


Item 2.     (a)   Incorporated by reference to Item 1 of the second parts
                  of the cover page (Pages 1-6 of this Schedule 13G).

            (b)   7 Hanover Square, New York, New York 10004


            (c)   New York, U.S.A.


            (d)   Common Stock


            (e)   CUSIP 44860M801 (common)


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            (a)   [ ]   Broker or Dealer  registered under Section  15 of  the
                        Act

            (b)   [ ]   Bank as defined in section 3(a)(6) of the Act

            (c)   [ ]   Insurance Company  as defined  in section  3(a)(19) of
                        the Act

            (d)   [ ]   Investment Company registered under  section 8 of  the
                        Investment Company Act

            (e)   [ ]   Investment Adviser registered under section 203 of the
                        Investment Advisers Act of 1940

            (f)   [ ]   Employee Benefit Plan,  Pension Fund which is  subject
                        to the  provisions of  the Employee Retirement  Income
                        Security  Act of  1974  or  Endowment  Fund; see  Reg.
                        240.13d-1(b)(1)(ii)(F)

            (g)   [ ]   Parent  Holding  Company,  in  accordance   with  Reg.
                        240.13d-1(b)(1)(ii)(G) (Note: See item 7)

            (h)   [X]   Group, in accordance with Reg. 240.13d-1(b)(1)(ii)(H)

                                                               Page 4 of 6 Pages

Item 4.     Ownership.

            (a)            shares)
                                 )
            (b)    14.0%*        ) Cumulative totals from Items 5-8, 9 and
                                 ) 11 of the second parts of the cover page
            (c)  (i) 109,179(1)  ) (Pages 1-6 of this Schedule 13G) which
                (ii) 3,353(2)    ) are incorporated herein by reference.
               (iii) 109,179(1)  )
                (iv) 3,353(2)

            *  16.75 after exercise of warrants

Item 5.     Ownership of Five Percent or Less of a Class.

            Not applicable

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

            As of December 31, 1999, the Guardian owned more than 5% of shares of a class of the issuer's voting equity securities.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

            Not applicable

Item 8.     Identification and Classification of Members of the Group.

a. The Guardian Life Insurance Company of America ("Guardian Life"), an insurance company as defined in Section 3(a)(19) of the Act. IC.

(1) Plus 353,316 Class D warrants (CUSIP: 44860M124) and 252,101 Class A warrants (CUSIP: 44860M116) convertible at a ratio of 1:23.529

(2)   Plus 18,596 Class A warrants convertible at a ratio of 1:23.529

                                                               Page 5 of 6 Pages

b. The Guardian Life Insurance Company of America Master Pension Trust, a pension fund for the the employees of Guardian Life which is subject to ERISA. EP.


Item 9.     Notice of Dissolution of Group.

            Not applicable

Item 10.    Certification.

     By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.




                   (This space intentionally left blank)

                                                               Page 6 of 6 Pages

                                 SIGNATURE


     After reasonable inquiry and to the best of our knowledge and belief, we each certify that the information set forth in this statement is true, complete and correct.

     Each of the undersigned hereby agrees that the foregoing Schedule 13G is to be filed on its behalf by The Guardian Life Insurance Company of America.

Date: February 14, 2000


The Guardian Life Insurance Company of America

By:   /S/ Edward K. Kane
   ---------------------------------------------
     Edward K. Kane, Senior Vice President


The Guardian Life Insurance Company of America
     Master Pension Trust

By:  Edward K. Kane
   ---------------------------------------------
     Edward K. Kane, Trustee